NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

May 30, 2025

Alexandra Barone

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Software Effective Solutions, Corp.

Amendment No. 2 to Offering Statement on Form 1-A

Filed May 19, 2025

File No. 024-12591

Dear Ms. Barone:

This is in response to the letter of comment of the Staff dated May 22, 2025, relating to the captioned Offering Statement on Form 1-A of Software Effective Solutions Corp. (the “Company”). The Company’s revisions to the Offering Statement and responses herein were informed by the Staff’s recent telephone conference with the undersigned. Each of the Staff’s specific comments is addressed below, seriatim:

Amendment No. 2 to Offering Statement on Form 1-A

General

1.Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering. Refer to Rule 253(b)(2) of Regulation A (but note that the midpoint is used in Part I, Item 4 of Form 1-A). Please revise throughout your offering statement to ensure that you are consistent with your disclosure of the maximum offering amount. In particular, please revise the tabular disclosure on the cover page to clearly disclose the maximum primary and resale offering amounts as opposed to using a range. When fixing the maximum volume, please use the upper end of your price range in each instance. Additionally, please revise the table to include a separate additional line that discloses the total aggregate offering amount, which should include both the primary and resale maximum amounts.

Please be advised that the upper price from the price range has been applied throughout the disclosure. In addition, on the cover page, the table has been revised to include an additional line that discloses the total maximum amounts.

2.We note your response to prior comment 2, as well as your revised disclosure that contemplates a volume range between 14,646,667 and 47,500,000 resale securities. We reissue the comment in part. Please revise throughout the offering statement, including the cover page, to fix the resale volume at the maximum number of securities that the selling securityholders may offer, which appears to be 47,500,000 according to your disclosure. Refer to Rule 253(b)(4). Additionally, revise to reconcile with your cover page disclosure, which states that you are offering up to “47,000,000 Shares of Common Stock Offered by Selling Shareholders.” Last, consider explaining by footnote how you are calculating the maximum volume of securities and whether you are accounting for the interest on the Subject Convertible Notes.

Please be advised that the resale volume has been revised to reflect the maximum amount of securities that the selling shareholders may offer. In addition, a footnote has been added to the table on the cover page which explains how the Company is calculating the maximum volume of Selling Shareholder Offered Shares and that the payment of interest on the Subject Convertible Notes is being accounted for within the 47,500,000 Selling Shareholder Offered Shares.

3.We note your disclosure on page 15 that “[t]o the extent the Subject Convertible Notes are not converted into Conversion Shares, all unissued Conversion Shares would be available for sale by us hereunder,” as well as your disclosure on page 12 that, “[s]hould we become obligated to issue a significant number of Conversion Shares, our inability to offer and sell such issued Offered Shares for cash could have a negative effect on our business and operating results.” Please remove these statements or tell us why the shares underlying the Subject Convertible Notes would be available for offer and sale by you.

Please be advised that the referenced disclosures on page 15 and page 12, respectively, has been removed.

4.Clarify whether and how the company and Jose Gabriel Díaz will determine, and investors will know, if shares are being acquired from the company or the Selling Shareholders.

Please be advised that, in light of the telephone discussion between the undersigned and the Staff regarding this comment, the disclosure in the Selling Shareholders section has been slightly rearranged. In addition, disclosure relating to the delivery of the Offering Circular in sales made by the Selling Shareholders in market transactions has been added. It is contemplated that, by such delivery, the purchaser in a market transaction would know the shares were purchased from a Selling Shareholder, inasmuch as the Company will not be selling Offered Shares in market transactions. Because all other sale transactions involving Offered Shares will, per se, be directly between an investor and either the Company or a Selling Shareholder, no disclosure that states this actuality has been added.

5.Your disclosure indicates the minimum purchase requirement solely applies to the Company Offered Shares. Please provide your analysis as to whether such condition impermissibly delays the offering of the Company Offered Shares, or revise to clarify that the minimum purchase requirements applies to all shares in the offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

Please be advised that the disclosure has been revised, such that the same minimum purchase requirements apply to the Company Offered Shares and the Selling Shareholder Offered Shares.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Software Effective Solutions Corp.